SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 000-29480

A.  Full title of the plan and address, if different from that of the issuer named below:

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP
PLAN AND TRUST

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HERITAGE FINANCIAL CORPORATION
201 5th Avenue S.W.
Olympia, Washington 98501-1114

Required Information

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust is subject to ERISA and elects to file Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Statements of ERISA.

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust Financial Statements and Additional Information as of December 31, 2001 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of BDO Seidman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Heritage Financial Corporation as the named Administrator under the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust, has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:	HERITAGE BANK Administrator

By:	/s/ DONALD V. RHODES
Donald V. Rhodes
Chairman, President and CEO

2

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
December 31, 2001

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

INDEPENDENT AUDITORS’ REPORT

To the Board of Trustees
Heritage Financial Corporation 401(k)
    Employee Stock Ownership Plan
Olympia, Washington

We have audited the accompanying statement of net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2000 were audited by other auditors whose report dated June 8, 2001 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2001, and the related changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington
June 5, 2002

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
Investments at fair value:
Participant directed:
Shares of registered investment companies	$4,016,938	$4,927,085
HFWA common stock	336,899	212,933
Cash and money funds	1,317,045	799,090

	5,670,882	5,939,108

Non-participant directed:
HFWA common stock	3,519,076	2,695,333
Cash and money funds	4,739	32,915

	3,523,815	2,728,248

Total investments	9,194,697	8,667,356

Receivables:
Employer contributions	337,412	173,987
Participant contributions	30,219	34,360
Accrued interest	2,204	4,118

Total receivables	369,835	212,465

Total assets	9,564,532	8,879,821

LIABILITIES
Loan payable	1,119,482	1,177,881
Accounts payable and other	72,348	13,023

Total liabilities	1,191,830	1,190,904

Net assets available for benefits	$8,372,702	$7,688,917

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31, 2001
	Participant Directed	Non-Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(428,466)	$487,877	$59,411
Interest and dividends	126,690	113,379	240,069

	(301,776)	601,256	299,480

Contributions:
Participants	492,620	—	492,620
Employer	—	480,139	480,139
ESOP loan payments	—	56,508	56,508
Forfeitures reallocated	(9,085)	9,085	—

	483,535	545,732	1,029,267

Total additions	181,759	1,146,988	1,328,747

Deductions in net assets attributed to:
Benefits paid to participants	398,591	83,812	482,403
Administrative expenses	50,990	13,689	64,679
Interest expense	—	97,880	97,880

Total deductions	449,581	195,381	644,962

Net increase (decrease)	(267,822)	951,607	683,785
Net assets available for benefits,
beginning of year	5,913,447	1,775,470	7,688,917

Net assets available for benefits,
end of year	$5,645,625	$2,727,077	$8,372,702

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (KSOP or the Plan) provides only general information. Participants should refer to the KSOP Plan agreement for a more complete description of the Plan’s provisions.

General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington. Effective October 1, 1999, the Company amended the Heritage Bank Employee Stock Ownership Plan and Trust to be restated as the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (KSOP). As of October 1, 1999, all of the Plan assets of the Heritage Bank Money Purchase Pension Plan, the Heritage Bank 401(k) Profit Sharing Plan and the North Pacific Bank Employee Stock Ownership Plan were merged into the restated KSOP.

The Company established the KSOP effective as of July 1, 1993. The KSOP operates as a leveraged employee stock ownership plan (ESOP), designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code, as amended (the Code), and subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The KSOP purchased shares of the Company’s common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the KSOP. The borrowing is to be repaid over a period of 15 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock. The lender has no rights against shares once they are allocated under the ESOP.

Employees of the Company are generally eligible to participate in the Plan after one year of service, providing they worked at least 1,000 hours during the Plan year and have reached the age of twenty-one.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of Plan (continued)

Contributions

Participants may elect to contribute up to the lesser of 15% of their total compensation or $10,500 (in 2001), or a maximum amount that will not cause the KSOP to violate the provisions of the Internal Revenue Code.

The Company contributes an amount equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company also makes contributions of 2% of the participant’s eligible compensation. The Company may elect to make discretionary contributions beyond the required 2% contribution. The Company contributed 3% of eligible compensation during the year. Company contributions are made in the form of HFWA common stock. Participants who do not have at least 1,000 hours of service during the Plan year, or are not employed on the last working day of a Plan year, are generally not eligible for an allocation of Company contributions for that year.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

In relation to the ESOP portion of the Plan, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Vesting

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service or upon death, disability or retirement. The vesting schedule applicable to the prior plans merged into the KSOP will continue to apply to existing accounts and on an ongoing basis to accounts after October 1, 1999. However, no credit for service prior to July 1, 1993 will be given for any such account.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of Plan (continued)

Investment Options

The Plan is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the Internal Revenue Code and Income Tax Regulation 54.4975-11. The Plan’s assets are maintained in funds and Company common stock held in a trust account at U.S. Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among any of the four investment options.

Heritage Financial Corporation of Washington (HFWA) Common Stock—The common shares of HFWA are traded on the NASDAQ National Market System.

Aggressive Stock Fund—Funds are invested in shares of a registered investment company that invests in common stocks.

Balanced Fund—Funds are invested in shares of a registered investment company that invests in a mix of equity and fixed income funds.

Money Market Fund—Funds are invested in shares of a registered investment company that invests in money market instruments.

Participants can make changes to their deferral amounts and investment options for new deferrals and may reallocate their participant directed Plan balance at the beginning of each quarter.

Payment of Benefits

No distributions from the KSOP will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Distributions are made in cash or, if a participant elects, in the form of HFWA common stock plus cash for any fractional share.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of Plan (continued)

Forfeitures

Forfeitures may be used to reduce employer contributions. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $16,320 and $32,785. Forfeitures used to reduce employer contributions during 2001 were $43,234.

Participant Loans

Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at market rates. The loans have a definite repayment period, which generally does not exceed five years. There were no participant loans outstanding at December 31, 2001 and 2000.

Reclassifications

Certain amounts in the prior period have been reclassified to conform to the current period presentation.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The KSOP’s investments are stated at fair value. Shares of registered investment companies and the common shares of the Heritage Financial Corporation are valued at quoted market prices, which represent the net asset value of shares held by the Plan on December 31, 2001. Fair value of the Company common stock is determined by the closing price of stock on the NASDAQ National Market System.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the specific identification method.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2001 and 2000, assets allocated to withdrawing participants totaled $141,512 and $52,485.

3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets at the end of the year:

	December 31,
	2001		2000
HFWA Common Stock	$3,855,975	*	$2,908,266	*
First American Prime Obligation Cash Equivalent	1,317,045		827,339
Russell Frank Fixed Income I Fund	470,746		626,182
Russell Frank Equity I Fund	825,806		959,395
Russell Frank Equity II Fund	476,177		595,770
Russell Frank International Fund	813,193		1,061,352
Russell Frank Equity Q Fund	829,112		957,023

*	$3,519,076 and $2,695,333 are non-participant directed.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments (continued)

The Plan’s investments appreciated (depreciated) during the year as follows:

Year ended December 31,
2001
Mutual Funds	$(491,778)
Common Stock	551,189

$59,411

The Plan’s ESOP investments at year-end are summarized as follows:

	December 31,
	2001		2000
	Allocated	Unallocated	Allocated	Unallocated
HFWA Common Shares:
Number of Shares	125,046	106,474	125,529	111,903
Cost	$829,409	$706,223	$823,152	$733,800
Market Value	$1,491,797	$1,270,235	$1,278,827	$1,140,012

At December 31, 2001, 8,817 shares were pending allocation to participants under the Plan. The ESOP sold 6,427 unallocated shares originally purchased from reinvested dividends to meet required ESOP loan payments. The ESOP purchased 998 unallocated shares using reinvested dividends. The additional unallocated shares will be used to offset future debt service payments, if needed. In addition, the ESOP purchased 3,143 allocated shares using dividend reinvestments and sold or distributed 3,625 shares in connection with distributions to participants.

4.    Plan Termination

The Company reserves the right to terminate the KSOP at any time, subject to Plan provisions. Upon termination of the KSOP, the interest of each participant in the trust fund will be distributed to the participant or his or her beneficiary at the time prescribed by the KSOP terms and the Code. Upon termination of the KSOP, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Tax Status

The Plan obtained its latest determination letter on February 14, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Subsequent to year-end, the Plan applied for an updated determination letter.

6.    Related Party and Party in Interest Transactions

The KSOP’s assets, which consist of shares of HFWA common stock and Frank Russell mutual funds, are held by U.S. Bank, the trustee of the Plan. The Company’s contributions are held and managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The trustee also administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No officer, employee, or trustee receives compensation from the KSOP.

Administrative expenses paid to the third-party administrator and investment fees are paid by the KSOP or the Company.

The Plan paid U.S. Bank $37,841 for services as trustee and asset custodian of the Plan. The Plan paid $26,838 to other service providers that are defined as a Party in Interest under ERISA.

7.    Loan Payable

In January 1998, the KSOP borrowed $1,323,000 from the Company to purchase additional shares of the Company’s common stock. The loan matures January 2013 and will be repaid primarily from the Company’s contributions. Interest is stated at a rate of 8.5% per annum.

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Loan Payable (continued)

Future principal payments are as follows:

December 31,
2002	$63,561
2003	69,179
2004	75,293
2005	81,949
2006	89,192
Thereafter	740,308

Total	$1,119,482

8.    Employer Contributions

Money Purchase Pension Plan and the 401(k) employer contributions to the Plan are invested primarily in common shares of Company stock. In relation to the ESOP version of the KSOP, the Company is obligated to make contributions in cash to the KSOP which, when aggregated with the KSOP’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. The Company met the minimum funding requirements as defined by ERISA in 2001.

9.    Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$8,372,702	$7,688,917
Amounts allocated to withdrawing participants	(141,512)	(52,486)

Net assets available for benefits per Schedule H of Form 5500	$8,231,190	$7,636,431

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.    Reconciliation of Financial Statements to Schedule H of Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2001
Benefits paid to participants per the financial statements	$482,403
Less: Amounts allocated to withdrawing participants at end of prior year	(52,485)
Add: Amounts allocated to withdrawing participants at year-end	141,512

Benefits paid to participants per Schedule H of Form 5500	$571,430

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2001
Per financial statements:
Net appreciation in fair value of investments	$59,411
Interest and dividends	240,069

$299,480

December 31, 2001
Per Schedule H of Form 5500:
Interest	$46,251
Dividends	120,937
Net gain on sale of assets	36,370
Unrealized appreciation of assets	515,477
Net investment loss from registered investment companies	(419,555)

$299,480

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.    Reconciliation of Financial Statements to Schedule H of Form 5500 (continued)

The following is a reconciliation of employer contributions per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2001
Employer contributions per the financial statements	$480,139
ESOP loan payments	56,508

Employer contributions per Schedule H of Form 5500	$536,647

10.    Subsequent Event

Subsequent to year-end, approximately $451,000 was transferred into the Plan from the trustee of the Central Valley Bank 401(k) Plan, of which their participants were incorporated into the KSOP effective October 1, 1999.

SUPPLEMENTAL INFORMATION

HERITAGE FINANCIAL CORPORATION 401(K) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Line 4(i)
Plan Sponsor: Heritage Financial Corporation
Plan sponsor EIN: 91-1618099
Plan Number: 003
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c ) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Participant Directed Investments
	Shares in Registered Investment Companies:
	Frank Russell Fixed Income I Fund, Class I	22,059.32 shares	$467,717	$470,746
	Frank Russell Fixed Income III Fund, Class I	28,547.22 shares	287,497	283,188
	Frank Russell Equity I Fund, Class I	30,127.90 shares	939,518	825,806
	Frank Russell Equity II Fund, Class I	14,746.88 shares	462,227	476,177
	Frank Russell International Fund, Class I	27,509.91 shares	1,028,460	813,193
	Frank Russell Emerging Markets Fund, Class S	26,064.95 shares	261,602	216,860
	Frank Russell Real Estate Securities Fund, Class S	3,534.21 shares	89,924	101,856
	Frank Russell Equity Q Fund, Class I	25,708.90 shares	907,065	829,112

			4,444,010	4,016,938
*	U.S. Bank—First American Prime Obligation	1,317,045 units	1,317,045	1,317,045
*	Heritage Financial Corporation of Washington	28,239.66 shares	217,453	336,899

			5,978,508	5,670,882

	Non-Participant Directed Investments
*	Heritage Financial Corporation of Washington	295,177.34 shares	2,203,503	3,519,076
	Cash and Money Funds	Cash	4,739	4,739

			2,208,242	3,523,815

			$8,186,750	$9,194,697

*	A party-in-interest as defined by ERISA.